Exhibit 99.1

Silvercorp Announces Project Update for El Domo

Trading Symbol:    TSX/NYSE American: SVM

VANCOUVER, BC, Nov. 3, 2026 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) (the "Company") announces an update for its budget and construction schedule for the construction of the El Domo Project (the "Project").

The construction budget for the Project has been updated to $298.2 million, an increase of $14.6 million compared to the $283.6 million estimate dated February 4, 2026 (for reference, the 2021 Feasibility Study Budget was $248 million). The main items of increase or decrease are as follows:

1.	Diesel fuel adjustment: Ecuador eliminated diesel subsidies , resulting in the diesel price increasing from under $3/gallon in December 2024 to $5.64/gallon in October 2026, an increase of $2.7/gallon. As a result, the fuel adjustment for Package #1 is $3.6 million and for Package #2 is $4.7 million, totaling $8.3 million for remaining construction.
2.	Enhancement work for Water Management Related Infrastructure: Due to the heavy rainfall, additional work to upgrade the designs and enhance the construction for reinforcement results in $3.5 million, plus site cleaning costs of $1.2 million, for a $4.7 million budget addition. This is added to the Package #1 TSF budget.
3.	Equipment and Facilities for Site Power Supply: $2.4 million increase mainly due to the additional demand for the power cables and power distribution facilities based on the detailed engineering design.
4.	Construction on Processing Plant: $3.7 million increase according to actual bill of quantities in the Package #3 construction contract.
5.	New Items:
a.	Two cofferdams and pipes beneath the TSF Starter Dam to drain the water from the impoundment area during the Construction Period, plus cemented roadside ditches are required to divert water from the construction site, at a cost close to $2 million. This is added to the Package #1 TSF budget.
b.	Two new Reactive Power Compensators (SVG) are estimated at $2 million plus other power supply related items of $1.3 million for a total of $3.3 million.
6.	Savings of $9.8 million were mainly achieved through: (i) using rocks from the process plant site preparation for haul road construction instead of purchasing for $1.8 million; (ii) eliminating the West Non-contact Water Channel for $1.5 million, as the explosives magazine site has effectively diverted surface water, (iii) reducing the permanent camp size for $0.7 million as the Construction Camp currently in use is satisfactory for long-term use, and (iv) reducing of contingency for $2.7 million.

Due to the extended rainfall experienced at site caused by Super El Nino, the El Domo completion date is expected to be delayed by four months. The Company is now forecasting that the El Domo Project is scheduled to be in production by November 1st, 2027.

Capital Cost Estimate Details:

The table below compares the Updated Budget to the Budget released on February 4, 2026, and also the Total Actual Expenditures as of September 30, 2026:

	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
	Budget	Updated Budget	Total Actual Expenditures
	(million)	(million)	(million)	(million)
Package #1 Site preparation /Roads /Channels /TSF /SWD	57.4	57.2	27.1	30.1
Package #2 Open Pit Mining and Stripping	35.0	40.0	2.4	37.6
Package #3 Processing Plant Construction and Equipment	54.8	62.2	14.1	48.1
Construction and Permanent Camps	7.0	6.3	2.7	3.6
Packages #4&5 - Site Infrastructure (bypass roads, powerline, standby diesel generators, water treatment plant)	45.4	49.3	13.2	36.1
Direct costs sub-total	199.3	215.1	59.5	155.6
Owner's Contingency	17.0	14.3	0.0	14.3
Owner's Cost	32.1	32.0	16.3	15.7
Value added tax (VAT)	35.2	36.7	8.8	27.9
Grand Total	283.6	298.2	84.6	213.6

Progress Achieved by September 30, 2026:

For Package #1: the main delay includes: TSF construction and Non-contact Water Channel. Site preparation for the process plant has been completed and construction of foundations for the processing plant is well underway.

	Package #1	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
		Budget	Updated Budget	Total Actual Expenditures
		(million)	(million)	(million)	(million)
	Site Preparation	8.3	8.3	6.7	1.6
TSF	Original Budget	9.0	9.0	1.4	7.6
	Enhancement work for Water Management		4.7		4.7
	New Items for water management		2.0		2.0
	Roads	10.0	8.2	8.2	0.0
	Channels	12.3	10.8	5.0	5.8
	SWD	4.8	4.6	0.9	3.7
	Crusher station	0.7	0.7	0.7	0.0
	Others	12.3	5.3	4.2	1.1
	Diesel fuel adjustment		3.6		3.6
	Sub-total	57.4	57.2	27.1	30.1

Package #2 - Open Pit Mining and Stripping

Package #2	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
	Budget	Updated Budget	Total Actual Expenditures
	(million)	(million)	(million)	(million)
Stripping	25.5	33.5	2.3	31.2
Ore Mining	0.1	0.1	-	0.1
Other	9.4	1.7	0.1	1.6
Diesel fuel adjustment		4.7		4.7
Sub-total	35.0	40.0	2.4	37.6

The Company awarded the Mining Contract for the Package #2 Project to China Railway 19th Bureau Group Co., Ltd. ("CRCC 19") on a "Unit Cost" basis, valued at $35 million for mining and stripping. This Updated Budget increases by $4.7 million to reflect the diesel price increase.

Package #3 - Processing Plant Construction and Equipment

Package #3	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
	Budget	Updated Budget	Total Actual Expenditures
	(million)	(million)	(million)	(million)
General Layout	11.6	12.8	0.9	11.9
ROM Platform +Ore Shed+Crushing Workshop Facilities	2.3	2.3	1.5	0.8
Grinding and Grading Facilities	2.2	2.2	0.6	1.6
Flotation Workshop Facilities	2.1	2.1	0.2	1.9
Concentrate/Tailing Dewatering Facility	1.7	1.7	0.1	1.6
Water Supply and Drainage Facilities	1.5	1.5	-	1.5
Others	3.5	6.0	0.2	5.8
Sub-total	24.9	28.6	3.5	25.1

Foundations for the fine ore bin were 92% complete, 45% for the grinding & flotation plant, 21% for the thickener, 86% for the dewatering plant, 75% for the warehouse, and 35% for the oil depot. Buildings were 78% and 46% complete for the lab and office, respectively, essentially on schedule and as budgeted. The plant site is well protected by the Northeast Non-contact Water Channel.

As most costs are related to the pre-fabricated structural steel for the Process Plant which has been ordered and shipped from the factories, and payment is pending on arrival at Ecuador port and final installation, Total Actual Expenditures as of September 30, 2026 are not significant.

Package #3 Equipment	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
	Budget	Updated Budget	Total Actual Expenditures
	(million)	(million)	(million)	(million)
Ball Mill, Semi-Autogenous Mill	3.3	3.3	1.7	1.6
Flotation Column	2.2	2.2	1.1	1.1
Flotation Machine, Stirring Tank	1.0	1.9	1.6	0.3
Filters (4 sets)	1.7	1.7	1.4	0.3
Vertical Stirred Regrinding Mill, Ultrafine Mill	2.1	2.0	1.4	0.6
Thickeners (8 sets )	1.6	1.4	1.0	0.4
Equipment and Facilities for Power Supply	2.2	4.6	-	4.6
Logistics	4.0	4.3	-	4.3
Others	11.5	12.1	2.2	9.9
Sub-total	29.9	33.6	10.6	23.0

Most equipment has been ordered and paid an approximate 30% down payment which is roughly $10.6 million.

Packages #4,5 -Site Infrastructure (bypass roads, powerline, standby diesel generators, water treatment plant)

	Package #4 & #5	4-Feb-26	2-Nov-26	30-Sep-26	Total Remaining
		Budget	Updated Budget	Total Actual Expenditures
		(million)	(million)	(million)	(million)
External Powerline	Original External Powerline	17.3	15.3	4.0	11.3
	Added Compensators		2.8		2.8
	Generator Sets	4.2	4.7	2.5	2.2
	Access roads upgrade and maintenance	5.0	5.0	2.1	2.9
	East & West Bypass Roads	2.0	2.4	-	2.4
	Two Water Treatment Plants	3.1	3.1	-	3.1
	On-Site Power Supply, Environment, TSF Construction EoR and CQA team	6.4	6.1	0.4	5.7
	Local Purchases	2.8	2.8	0.1	2.7
	Other Project	4.6	7.1	4.2	2.9
	Sub-total	45.4	49.3	13.2	36.1

Construction of the Powerline has been continuously delayed as more reviews and approvals have been required from CNEL, only construction of a Substation at the El Domo site has commenced. Meanwhile, 10 gen-sets of 17 MW capacity have been manufactured and are ready to be shipped to site as an independent power supply.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information Silvercorp Metals Inc. Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

This news release includes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable securities laws relating to, among other things statements regarding the construction schedule, duration, and costs for the development of the Project, date which the Project is scheduled to be completed and in production; and completion of powerline. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors, including fluctuating commodity prices; recent market events and condition; activities of anti-mining groups; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in Ecuador and China; regulatory environment and political climate in Bolivia and Ecuador; integration and operations of Adventus; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; public health crises; the Company's investment in New Pacific Metals Corp. and Tincorp Metals Inc.; and the other risk factors described in the Company's Annual Information Form and other filings with Canadian and U.S. regulators on www.sedarplus.ca and www.sec.gov; could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and is subject to change after such date. However, we are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

A comprehensive discussion of other risks that impact Silvercorp can also be found in their public reports and filings which are available under its profile at www.sedarplus.ca.

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:05e 03-NOV-26